News Release
B2Gold Reports Record Third Quarter 2018 Gold Production;
Quarterly Gold Production Increase of 78% to 242,000 oz as
Gold Revenues Increase by 110% ($170 M) to $324 M Over the Same Period in 2017

Vancouver, October 11, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the third quarter and first nine months of 2018. All dollar figures are in United States dollars unless otherwise indicated.

2018 Third Quarter Highlights

•

Record quarterly consolidated gold production of 242,040 ounces, a significant increase of 78% (106,412 ounces) over the same period last year and in-line with budget, due to the continued strong performances of the Fekola Mine in Mali, Masbate Mine in the Philippines and the Otjikoto Mine in Namibia

•	Consolidated gold revenue of $324 million, a significant increase of 110% ($170 million) over the same period last year
•	Fekola Mine continued to operate above plan, producing 107,002 ounces of gold in the quarter
•	Masbate Mine gold production of 57,542 ounces, the second highest quarterly production ever for the mine
•

Based on Masbate’s strong year-to-date performance, Masbate’s annual production guidance has been revised higher to be between 200,000 to 210,000 ounces of gold (original guidance was between 180,000 to 190,000 ounces)

•	Masbate Mine continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to almost three years (1,083 days) by quarter-end
•	Subsequent to the third quarter, the Company repaid in full its $259 million aggregate principal amount of convertible senior subordinated notes which matured on October 1, 2018
•

On October 5, 2018, subsequent to the third quarter, the Company was granted the mine permit for the Limon Central Pit in Nicaragua and is currently finalizing a positive El Limon Mine expansion study, expected to be released in the second-half of October 2018

•

Based on extensive exploration drilling, the Company is completing a new mineral resource for the Fekola deposit, including a portion of the Fekola North Extension, expected to be released in the second-half of October 2018; and is also conducting engineering and other technical studies to ascertain the potential for expanding the current Fekola Mine, with initial results expected to be released in the first quarter of 2019

2018 First Nine Months Highlights

•	Record consolidated year-to-date gold production of 721,817 ounces, 5% (31,888 ounces) above original budget and 85% (332,005 ounces) higher than the first nine months of 2017
•	Record consolidated year-to-date gold revenue of $953 million on record year-to-date sales of 749,102 ounces at an average price of $1,272 per ounce
•

The 2018 Mali exploration budget has been increased by $4 million (from $15 million to $19 million), based on good drill results to date, to accelerate the current Fekola North Extension zone drill program

•

B2Gold is well on target to achieve transformational growth in 2018 and currently expects to meet the upper end of its revised gold production guidance range of between 920,000 and 960,000 ounces (original guidance was between 910,000 and 950,000 ounces) in 2018 at cash operating costs (see “Non-IFRS Measures”) of between $505 and $550 per ounce and all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of between $780 and $830 per ounce

Gold Production

With the new large, low-cost Fekola Mine in Mali now in full production (after achieving commercial production on November 30, 2017), consolidated gold production in the third quarter of 2018 was a quarterly record of 242,040 ounces, a significant increase of 78% (106,412 ounces) over the same period last year and in-line with budget. In its third full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 107,002 ounces of gold, 2% (1,583 ounces) above original budget. In addition, the Masbate Mine in the Philippines produced 57,542 ounces of gold, the second highest quarterly production ever for the mine, which was 29% (12,845 ounces) above budget and 24% (10,985 ounces) higher than the third quarter of 2017. Based on Masbate’s strong year-to-date performance, the Company has revised Masbate’s annual 2018 production guidance range higher to be between 200,000 to 210,000 ounces of gold (original guidance range was between 180,000 to 190,000 ounces). The Otjikoto Mine in Namibia also had another solid quarter and exceeded its targeted production level. The strong operational performances by the Fekola, Masbate and Otjikoto mines offset the production shortfalls relating to the Company’s La Libertad and El Limon mines in Nicaragua, affected by the national political unrest. In light of La Libertad’s underperformance, for the full-year 2018, La Libertad Mine is now forecast to produce between 90,000 to 95,000 ounces of gold (original guidance range was 115,000 to 120,000 ounces).

Consolidated gold production in the first nine months of 2018 was a year-to-date record of 721,817 ounces, 5% (31,888 ounces) above original budget and 85% (332,005 ounces) higher than the first nine months of 2017.

As outlined above, B2Gold remains well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full-year of production from the Fekola Mine, consolidated gold production is forecast to be at the upper end of the Company’s guidance range of between 920,000 and 960,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. The Company’s forecast consolidated cash operating costs are expected to remain low in 2018 and be between $505 and $550 per ounce and AISC are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

With the Fekola Mine in production, the resulting increase in gold production levels combined with low costs have dramatically increased B2Gold’s production, revenues, cash from operations and free cash flows with ongoing benefits expected to continue for many years, based on current assumptions. If a gold price assumption of $1,200 per ounce is used for the balance of 2018 and for 2019 and 2020, the Company expects to average cash flow from operations of approximately $0.4 billion per annum over the next three years.

Gold Revenue

Consolidated gold revenue in the third quarter of 2018 was $324 million on record quarterly sales of 268,527 ounces at an average price of $1,206 per ounce compared to $154 million on sales of 121,597 ounces at an average price of $1,267 per ounce in the third quarter of 2017. This significant increase in revenue of 110% ($170 million) was mainly attributable to the higher gold production and timing of gold sales, relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the quarter.

For the first nine months of 2018, consolidated gold revenue was a year-to-date record $953 million on record year-to-date sales of 749,102 ounces at an average price of $1,272 per ounce compared to $465 million on sales of 373,271 ounces at an average price of $1,245 per ounce in the first nine months of 2017. This significant increase in revenue of 105% ($488 million) was mainly attributable to the higher gold production and timing of gold sales, relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the year.

Consolidated gold revenue in the three and nine months ended September 30, 2018 included $15 million (Q3 2017 - $15 million) and $45 million (year-to-date 2017 - $45 million), respectively, related to the delivery of gold into the Company’s Prepaid Sales contracts (accounted for as deferred revenue). During the three and nine months ended September 30, 2018, 12,908 ounces (Q3 2017 – 12,908 ounces) and 38,724 ounces (year-to-date 2017 - 38,724 ounces), respectively, were delivered under these contracts. At September 30, 2018, the Company had total outstanding Prepaid Sales contracts of $45 million for the delivery of 38,191 ounces with 12,909 ounces to be delivered during the remainder of 2018 and 25,282 ounces during 2019.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2018 was as follows:

Mine	Q3 2018 Gold Production (ounces) (1)	YTD 2018 Gold Production (ounces) (1)	2018 Annual Production Guidance (ounces) (1)
Fekola	107,002	333,788	420,000 - 430,000
Masbate	57,542	164,943	200,000 - 210,000 (2)
Otjikoto	42,403	122,580	160,000 - 170,000
La Libertad	21,995	62,770	90,000 - 95,000 (3)
El Limon	13,098	37,736	50,000 - 55,000

B2Gold Consolidated	242,040	721,817	920,000 - 960,000

(1)	B2Gold’s Q3 2018 and year-to-date 2018 production results and 2018 annual production guidance are presented on a 100% basis.

(2)

Based on Masbate’s strong year-to-date performance, the Company has revised Masbate’s annual production guidance range higher to be between 200,000 to 210,000 ounces of gold (original guidance range was between 180,000 to 190,000 ounces).

(3)	In light of the political unrest in Nicaragua, La Libertad is now forecast to produce between 90,000 to 95,000 ounces of gold (original guidance was between 115,000 to 120,000 ounces) in 2018.

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued to outperform budget in its third full-quarter of commercial operations (after achieving commercial production on November 30, 2017), running above plan on mill throughput and recoveries. This resulted in the Fekola Mine producing 107,002 ounces of gold in the third quarter of 2018, 2% (1,583 ounces) above original budget. Mill throughput and recoveries were 1,403,992 tonnes (compared to budget of 1,278,473 tonnes) and 94.7% (compared to budget of 92.7%), respectively. The mill recoveries continue to remain above design predictions over a broad range of ore types. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (94.95%) recoveries. The average grade processed was 2.50 grams per tonne (“g/t”), below budget of 2.77 g/t as the additional tonnage processed consisted of low-grade ore. The block model continues to perform as expected compared to actual mined grade and tonnage.

Year-to-date, the Fekola Mine produced 333,788 ounces of gold, above original budget by 8% (24,036 ounces). To-date (since the commencement of ore processing began in September 2017 to September 30, 2018), gold production from the Fekola Mine totaled 445,238 ounces (including 79,243 ounces of pre-commercial production).

For full-year 2018, Fekola’s gold production continues to outperform and is on track to be at or above its revised production guidance range of between 420,000 to 430,000 ounces of gold (original guidance was 400,000 to 410,000 ounces), at cash operating costs of between $345 and $390 per ounce and AISC between $575 and $625 per ounce.

As recently announced (see news release dated 6/28/2018), exploration drilling of the Fekola North Extension has now extended gold mineralization over one kilometre north of the Fekola reserve pit boundary. The drilling to date has indicated that the high-grade mineralized shoot in the Fekola reserve deposit not only continues to be well-mineralized over one kilometre to the north, but the shoot has now been intersected higher up, closer to surface than originally projected in the Fekola North Extension zone. These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold intends to release a new mineral resource for the Fekola deposit, including a portion of the Fekola North Extension, in the second-half of October 2018.

In addition, based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. These studies include grinding studies for the milling circuit, a debottlenecking study, layouts to determine space for additional infrastructure, and an assessment of the mining fleet capacity. Initial results of these studies are projected to be available internally by year-end 2018, with disclosure expected in the first quarter of 2019.

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines also continued its very strong operational performance through the third quarter of 2018, producing 57,542 ounces of gold (the second highest quarterly production ever for the mine), 29% (12,845 ounces) above budget and 24% (10,985 ounces) higher than the third quarter of 2017. Gold production was significantly higher than forecast as mill throughput, recoveries and grade all exceeded budget. This resulted mainly from higher than expected oxide ore tonnage and grade from the Colorado Pit. Oxide ore represented 49% of the processed tonnage for the quarter versus budget of 29%. The Colorado Pit was completely mined out on August 19th (2 months earlier than budgeted, as mining from the Colorado Pit had been accelerated to complete mining prior to the rainy season). However, Masbate maintains an ore feed stockpile from the Colorado Pit that will be used to blend with the material from the Main Vein and Montana South Pits through the end of 2018. The Masbate Mine also continued its outstanding safety performance, achieving almost three years (1,083 days) without a Lost-Time-Injury by quarter-end.

For the third quarter 2018, mill throughput and recoveries were 1,762,124 tonnes (compared to budget of 1,684,233 tonnes and 1,704,723 tonnes in the third quarter of 2017) and 73.0% (compared to budget of 64.8% and 77.4% in the third quarter of 2017), respectively. The average grade processed was 1.39 g/t compared to budget of 1.28 g/t and 1.10 g/t in the third quarter of 2017.

Year-to-date, gold production at the Masbate Mine was 164,943 ounces of gold, significantly above budget by 22% (29,639 ounces) and 11% (15,894 ounces) higher than the first nine months of 2017.

Based on Masbate’s strong year-to-date performance, the Company has revised Masbate’s production guidance range higher to be between 200,000 to 210,000 ounces of gold (original guidance range was between 180,000 to 190,000 ounces), at cash operating costs of between $675 and $720 per ounce and AISC of between $875 and $925 per ounce.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also delivered another quarter of solid production, producing 42,403 ounces of gold in the third quarter of 2018. This exceeded budget by 4% (1,568 ounces), mainly due to higher-than-expected mill throughput (870,125 tonnes compared to budget of 831,781 tonnes and 873,516 tonnes in the third quarter of 2017). Mill recoveries also remained high and averaged 98.7%, exceeding both budget of 98.0% and 98.5% in the third quarter of 2017. Compared to the prior-year quarter, gold production was lower by 23% (12,748 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Higher grade ore production is planned to resume from the Wolfshag Pit late in 2019. As a result, the average grade processed in the quarter was 1.54 g/t, compared to budget of 1.52 g/t and 1.99 g/t in the third quarter of 2017.

Year-to-date, gold production at the Otjikoto Mine was 122,580 ounces of gold (year-to-date 2017 – 139,088 ounces), above budget by 3% (4,027 ounces).

For full-year 2018, the Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce.

La Libertad Gold Mine - Nicaragua

In the third quarter of 2018, La Libertad Mine in Nicaragua produced 21,995 ounces of gold, 39% (14,207 ounces) below original budget. As a result of the onset of national political unrest in Nicaragua, development of the Jabali Antenna Underground project was temporarily suspended. The underground mine dewatering was completed in mid-August and ramp development has recommenced. Production from the underground operation is now anticipated to commence by mid-fourth quarter 2018. In addition, the mine permit for the new Jabali Antenna Pit continues to be delayed. As a result, the planned mill feed for the quarter of higher grade open-pit and underground ore was replaced with lower-grade spent ore. The resulting head grade for the quarter was 1.29 g/t versus a budget of 2.07 g/t. The mill continued to operate well with processing throughput at 559,616 tonnes (versus budget of 581,075 tonnes) and recovery at 95.5% (versus budget of 94%).

Year-to-date, La Libertad Mine produced 62,770 ounces of gold, 24% (19,632 ounces) below original budget. Prior to the recent disruption, gold production and overall operations were improving at La Libertad, as expected, and generally on budget through the end of May 2018.

In light of the underperformance discussed above, for the full-year 2018, La Libertad Mine is now forecast to produce between 90,000 to 95,000 ounces of gold (original guidance range was 115,000 to 120,000 ounces at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce).

El Limon Gold Mine - Nicaragua

In the third quarter of 2018, El Limon Mine in Nicaragua produced 13,098 ounces of gold, 16% (2,461 ounces) below original budget. Gold production at El Limon also continued to be affected by the national political unrest, resulting in delays for the required permits for explosives and other shipments. However, by September, mining and processing production had returned to planned levels.

Year-to-date, El Limon Mine produced 37,736 ounces of gold, 14% (6,182 ounces) below original budget. In addition to the disruption discussed above, during the month of June, El Limon’s gold production was impacted by illegal road blockades. The blockades were related to local employment issues for the community and were resolved through dialogue with a newly developed community stakeholder committee to ensure local concerns were addressed.

For full-year 2018, El Limon’s gold production is expected to meet its revised production guidance range of between 50,000 to 55,000 ounces of gold (original guidance was 55,000 to 60,000 ounces at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce).

On October 5, 2018, the Company was granted the mine permit for the Limon Central Pit. Infrastructure development and pre-stripping operations at Limon Central will commence immediately.

On February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly-discovered Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold, containing 812,000 ounces of gold (100% basis) (see news release dated 2/23/2018). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Mining this large, good grade resource has the potential to decrease El Limon’s cash operating costs per ounce and AISC per ounce, and significantly extend the mine life. The Company is currently conducting engineering and metallurgical studies on the Central zone to evaluate the potential to expand the mill throughput, thereby increasing annual gold production. Initial in-house results indicate a robust case for economic expansion. The results from these studies are expected to be released in the second-half of October 2018. Exploration drilling continues at the Central zone which remains open to the north.

Outlook

Looking forward, the Company will remain focused on maximizing cash flows by continuing its impressive operational and financial performance from existing mines. In addition, the Company will continue paying down debt, pursuing expansion opportunities at existing operations and continuing with aggressive exploration and development programs to unlock the ultimate potential of its existing portfolio of properties. The Company will also continue to pursue grass roots exploration targets through acquisitions and joint ventures.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information to El Limon development contained in this news release.

Third Quarter and First Nine Months of 2018 Financial Results - Conference Call Details

B2Gold will release its third quarter and first nine months of 2018 results before the North American markets open on Wednesday, November 7, 2018.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 7, 2018, at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/38074. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 3855279).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 23, 2018, our Management Discussion and Analysis dated August 7, 2018, and our news release dated August 14, 2018 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold expecting to meet the upper end of its revised gold production guidance range for the full-year 2018; the ongoing benefits of the Fekola Mine production and the resulting increase in gold production combined with low costs continuing for many years into the future, based on current assumptions; an expected average cash flow from operations of approximately $0.4 billion per annum over the next three years, if a gold price of $1,200 per ounce is used; the release of a new mineral resource for the Fekola deposit and the timing thereof; a larger open-pit resource at the Fekola Mine being confirmed by the current exploration and in-fill drilling; the availability and disclosure of initial results of engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and the timing thereof; the timing of the anticipated commencement of production at the Jabali Antenna Underground project; El Limon's gold production being expected to meet its revised production guidance range for the full-year 2018; infrastructure development and pre-stripping operations at Limon Central commencing immediately; the release of results from engineering and metallurgical studies on the Central zone to evaluate the potential to expand the mill throughput thereby increasing annual gold production, and the timing thereof; B2Gold remaining focused on maximizing cash flow by continuing its impressive operational and financial performance from existing mines; B2Gold continuing paying down debt, pursuing expansion opportunities at existing operations, and continuing aggressive exploration and development programs to unlock the ultimate potential of its existing portfolio of properties; and B2Gold continuing to pursue grass roots exploration targets through acquisitions and joint ventures. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”, “all-in sustaining costs” (or “AISC”) and “free cash flows”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.